A Special Meeting of the Shareholders of the Activa Value Fund (the "Fund") was held on August 27, 2009. Shareholders approved a plan of Reorganization and the transactions it contemplates, including the transfer of all assets of the Fund to the Activa Value Fund, (the "Acquiring Fund"), a series of Financial Investors Trust, a Delaware Statutory Trust, in exchange solely for voting Class A and Class I shares of beneficial interest, no par value per share, of the Acquiring Fund and the assumption of the Acquiring Fund of all liabilities of the Fund, and the Distribution of the Class A and Class I Shares of the Acquiring Fund to Class A and Class R shareholders, respectively, of the Fund and the termination, dissolution and complete liquidation of the Fund. A quorum of 50.65% was present at the meeting, either in person or by proxy, with 5,625,833.23 shares (48.72%) voting in favor of the proposal and 223,711.68 shares (1.93%) abstaining or voting against the proposal.